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Joel D. Mayersohn        FAX (954) 713-7700
(954) 713-7614            www.arnstein.com              MEMBER OF INTERNATIONAL
jdmayersohn@arnstein.com    FOUNDED 1893                    LAWYERS NETWORK



                           January 24, 2008



The United States Securities and
Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549

Attention:  Christine Adams

         Re:      Logica Holdings, Inc.
                  Form 10-KSB for the Year Ended December 31, 2006 Filed May 15, 2007

                  Form 10-QSB for the Quarter Ended September 30, 2007 File No. 0-50621

Dear Ms. Adams:

         In response to the letter from the Securities and Exchange Commission Staff dated January 8, 2008, we have the following comments:

Form 8-K dated July 13, 2007
----------------------------

1. We refer to the acquisition of Plays on the Net Plc, Anne's World limited and Curtain Rising for 12 million common shares. Please revise the Form 8-K to include audited historical financial statements of the acquired companies for the years ended December 31, 2006 and 2005 and for the interim period ended June 30, 2007, in accordance with Item 310(c) of Regulation S-B. In this regard, we note that you concluded that Plays on the Net Plc was the accounting acquirer mainly because the 12 million shares issued represented 85% of the Company's common stock; however, we also note that Anne's World Limited and Curtain Rising were also acquired in the same transaction. Since it appears to us that Plays on the Net Plc, Anne's World Limited and Curtain Rising are 100% owned by the same shareholder, we will not object to the fact that you include combined financial statements for the three entities under common control in the amended Form 8-K.

The United States Securities and
Exchange Commission
January 24, 2008
Page 2

         We have filed an 8-K/A dated January 24, 2008 to include the requested audited and interim period financial statements.



2. In addition, we note that you included "pro forma consolidated financial statements" at December 31, 2006 and 2005 and for the interim periods ended March 31, 2007 and 2006. In this regard, please revise to provide pro forma financial information as of June 30, 2007 and for the periods ended December 31, 2006 and June 30, 2007, in accordance with Rule 310(d) of Regulation S-B. The pro forma financial information should be in columnar form starting with the audited financial statements of the acquirer; in another column, the financial statements of the acquiree (the company); pro forma adjustments including the allocation of the purchase price with any other adjustment related to the acquisition; and then another column showing pro forma results. Also you need to retroactively restate the historical stockholders' equity of the acquirer prior to the merger for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in capital. Further, retained earnings (deficiency) of the acquirer are carried forward after the acquisition and the operations prior to the merger are those of the acquirer. In the absence of nominal issuances, earnings per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company.

         Please comply with the above comments by filing an amended 8-K as soon as possible or let us know when you will file the 8-K/A.

         We have revised the 8-K/A to include the requested pro forma financial information and made the necessary changes requested in such comment.

         If you have questions with respect to this letter, do not hesitate to contact the undersigned.

                                                     Very truly yours,



                                                     Joel D. Mayersohn

JDM/dcb
cc:      Enzo Taddei